Exhibit 99.1

MEDIA RELEASE FOR IMMEDIATE RELEASE

Antelope flow testing starts

Prime Minister visits operation

Singapore and Port Moresby, April 27, 2015: InterOil Corporation (NYSE: IOC; POMSoX: IOC) has begun flow testing at the Elk-Antelope gas field in Papua New Guinea as part of the field appraisal.

Papua New Guinea Prime Minister the Honorable Peter O’Neill and the Minister for Department of Petroleum and Energy the Honorable Nixon Duban today visited the Antelope-5 well site in the Gulf Province to see the operation and to be briefed on the Elk-Antelope LNG Project, a joint venture of InterOil, Total of France, and Oil Search.

InterOil Chief Executive Dr Michael Hession, Total Managing Director in Papua New Guinea Philippe Blanchard, and Oil Search Managing Director Peter Botten accompanied Prime Minister O’Neill and Minister Duban.

The Antelope-5 flow rate is constrained by reservoir engineers to a maximum test rate of about 70 million standard cubic feet a day.

Dr Hession said pressure gauges are planned to be placed in the field to monitor the pressure response during an extended test of Antelope-5.

“Antelope-5 has the best reservoir thickness, quality and fracture density of all wells on the field, which signifies a world-class reservoir,” Dr Hession said.

“By flowing the well under different conditions, we will be able to calculate maximum potential flow rates and better understand reservoir size, productivity and connectivity.”

Dr Hession said data from the testing would help the joint venture to optimize design of the LNG plant and associated infrastructure.

The joint venture is finalizing plans for field testing, including drilling another well, Antelope-6, to define the eastern flank of the reservoir.

Drilling operations at Antelope-4 in the southern flank of the reservoir have been suspended at a measured depth of 2,134 meters. Cores were cut in the upper part of the reservoir as planned, resulting in a recovery of 33 meters of dolomite. Drilling continued in the reservoir and substantial mud losses were experienced at 2,110 meters indicating the well had intersected a significant fracture system. The PRL15 Joint Venture is evaluating the information obtained from the well before deciding on next steps for Antelope-4.

During his visit, the Prime Minister was told the venture remained on track to select a preferred development concept by mid-year, to begin early development work in 2016, and to award contracts for construction in 2017.

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InterOil Corporation 163 Penang Road, #06-02 Winsland House II, Singapore 238463 T: +65 6507 0200 F: +65 6507 0201 W: www.interoil.com	Page 1 of 2

About InterOil

InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea. InterOil’s assets include one of Asia’s largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000sqkm. The company employs more than 2,000 staff and contractors. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn Senior Vice President Investor Relations	David Wu Vice President Investor Relations	Cynthia Black Investor Relations Coordinator
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

Singapore	Australia
Robert Millhouse Vice President Corporate Affairs	John Hurst Cannings Corporate Communications
T: +65 6507 0222 E: robert.millhouse@interoil.com	T: +61 418 708 663 E: jhurst@cannings.net.au

Forward Looking Statements

This media release includes “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the company’s filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the company’s annual report for the year ended December 31, 2014 on Form 40-F and its Annual Information Form for the year ended December 31, 2014. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.

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